Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-233951

November 6, 2019

ECMOHO Limited has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents ECMOHO Limited has filed with the SEC for more complete information about ECMOHO Limited and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents ECMOHO Limited has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ECMOHO Limited, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC at 1-888-827-7275. You may also access ECMOHO Limited’s most recent prospectus dated November 6, 2019 by visiting EDGAR on the SEC Web site at https://www.sec.gov/Archives/edgar/data/1763197/000119312519285706/d637426df1a.htm, by reference to which this free writing prospectus is qualified in its entirety.

References to “we,” “us,” “our” and other terms that are used but not specifically defined in this free writing prospectus are used in the manner described in our Preliminary Prospectus dated November 1, 2019.

Capitalization

The following table sets forth our capitalization as of June 30, 2019:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the re-designation of 9,519,000 Class A-1 ordinary shares as Class A ordinary shares and 10,817,100 Class A-2 ordinary shares as Class A ordinary shares, in each case on a one-for-one basis immediately prior to the completion of this offering; and (ii) the conversion of 7,938,915 Series A preferred shares into 8,181,818 Class A ordinary shares on an average basis of 1-for-1.03, which is based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, meaning each Series A preferred share converts, on average, into 1.03 Class A ordinary shares; and

•

on a pro forma as adjusted basis to reflect (i) the re-designation of 9,519,000 Class A-1 ordinary shares as Class A ordinary shares and 10,817,100 Class A-2 ordinary shares as Class A ordinary shares, in each case on a one-for-one basis immediately prior to the completion of this offering; (ii) the conversion of 7,938,915 Series A preferred shares into 8,181,818 Class A ordinary shares on an average basis of 1-for-1.03, which is based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, meaning each Series A preferred share converts, on average, into 1.03 Class A ordinary shares; (iii) the repurchase and cancellation of 2,846,600 Class A ordinary shares held by a trust at nominal value in August 2019; (iv) the issuance and sale of 17,500,000 Class A ordinary shares in the form of 4,375,000 ADSs by us in this offering at an initial public offering price of US$11.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their over-allotment option); and (v) repayment of loans and payables of US$9.7 million by use of proceeds.

You should read this table together with our financial statements, including related notes, appearing elsewhere in this prospectus. The adjustment is based on the assumed initial offering price to the public of US$11.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and reflects the deduction of underwriter discounts and commissions and other estimated expenses of the global offering. If the initial public offering price per ADS is equal to or greater than US$11.33656, the 7,938,915 Series A preferred shares issued and outstanding would be converted into Class A ordinary shares at the conversion ratio of one-for-one. If the initial public offering price per ADS is lower than US$11.33656, the number of Class A ordinary shares that each Series A preferred shares would be converted into would be equal to a fraction (i) the numerator of which is US$11.33656 and (ii) the denominator of which is the initial public offering price per ADS. The information does not include the shares represented by the restricted share units in respect of up to 3,754,734 shares as described under “Management – Stock Incentive Plans”.

	As of June 30, 2019
	Actual	Pro Forma	Pro Forma Adjusted(1)
	US$	US$	US$
	(unaudited)
	(in thousands)
Total liabilities	95,545	95,545	85,845
Mezzanine equity
Class A-1 convertible redeemable preferred shares (US$ 0.00001 par value; 9,519,000 shares authorized, issued and outstanding as of June 30, 2019; redemption amount of US$ 7,838,008 as of June 30, 2019; No shares issued and outstanding on a pro forma and pro forma as adjusted basis as of June 30, 2019)	19,495	—	—
Class A-2 convertible redeemable preferred shares (US$0.00001 par value; 10,817,100 shares authorized as of June 30, 2019, 10,817,100 shares issued and outstanding as of June 30, 2019; redemption amount of US$ 22,574,140 as of June 30, 2019; No shares issued and outstanding on a pro forma and pro forma as adjusted basis as of June 30, 2019)	26,173	—	—
Series A convertible redeemable preferred shares (US$0.00001 par value; 7,938,915 shares authorized, issued and outstanding as of June 30, 2019; redemption amount of US$ 23,601,600 as of June 30, 2019; No shares issued and outstanding on a pro forma and pro forma as adjusted basis as of June 30, 2019)	23,483	—	—

Total mezzanine equity	69,151	—	—

Shareholders’ (deficit)/equity
Class A Ordinary Shares, US$ 0.00001 par value; 4,880,496,457 shares authorized, 18,377,600 shares issued and 15,531,000 shares outstanding at June 30, 2019; 46,895,518 shares issued and 44,048,918 shares outstanding on a pro forma basis as of June 30, 2019; 61,548,918 shares issued and outstanding on a pro forma as adjusted basis as of June 30, 2019)	—	—	1
Class B Ordinary Shares, US$ 0.00001 par value; 75,150,400 shares authorized, issued and outstanding at June 30, 2019; 75,150,400 shares issued and outstanding on a pro forma and pro forma as adjusted basis as of June 30, 2019)	1	1	1
Additional paid-in capital(2)	1,047	70,198	111,139
Treasury stock (US$0.00001 par value; 2,846,600 shares at June 30, 2019; 2,846,600 shares on a pro forma basis as of June 30, 2019; no shares on a pro forma as adjusted basis as of June 30, 2019)	—	—	—
Subscription receivables	(5,416)	(5,416)	(5,416)
Accumulated other comprehensive loss	(1,699)	(1,699)	(1,699)
Accumulated deficit	(20,040)	(20,040)	(20,040)
Non-controlling interests	870	870	870

Total shareholders’ (deficit)/equity	(25,237)	43,914	84,856

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	139,459	139,459	170,701

(1)	Assumes the underwriters do not exercise their over-allotment option.
(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$11.00 per ADS, the mid-point of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital and total shareholders’ equity by US$4,069 thousand, respectively.

Dilution

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

As of June 30, 2019, our pro forma net tangible book value was approximately US$39,826,554, or US$0.33 per ordinary share outstanding on that date and US$1.32 per ADS. Pro forma net tangible book value represents the amount of our total consolidated assets (except for the deferred initial public offering costs), less the amount of our intangible assets and total consolidated liabilities. Pro forma net tangible book value per ordinary share is calculated after giving effect to: (i) the conversion of all our issued and outstanding Class A-1 ordinary shares and Class A-2 ordinary shares, in each case on a one-for-one basis; (ii) the conversion of Series A preferred shares into Class A ordinary shares on an average basis of 1-for-1.03, which is based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, meaning each Series A preferred share converts, on average, into 1.03 Class A ordinary shares; Pro forma as adjusted net tangible book value per ordinary share is calculated after giving effect to: (i) the conversion of all of our Class A-1 ordinary shares and Class A-2 ordinary shares, in each case on a one-for-one basis; (ii) the conversion of Series A preferred shares into Class A ordinary shares on an average basis of 1-for-1.03, which is based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, meaning each Series A preferred share converts, on average, into 1.03 Class A ordinary shares; and (iii) the issuance of ordinary shares in the form of ADSs by us in this offering. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share from the public offering price per ordinary share.

Without taking into account any other changes in pro forma net tangible book value after June 30, 2019, other than to give effect to (i) the conversion of all of our issued and outstanding Class A-1 ordinary shares and Class A-2 ordinary shares into 20,336,100 of our Class A ordinary shares concurrently with the completion of this offering, in each case on a one-for-one basis; (ii) the conversion of 7,938,915 Series A preferred shares into 8,181,818 Class A ordinary shares on an average basis of 1-for-1.03, which is based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, meaning each Series A preferred share converts, on average, into 1.03 Class A ordinary shares, and (iii) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$11.00 per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, with estimated net proceeds of US$40.94 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2019 would have been US$80.77 million, or US$0.59 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$2.36 per ADS. This represents an immediate increase in net tangible book value of US$0.26 per ordinary share, and US$1.04 per ADS, to existing shareholders (including preferred shareholders) and an immediate dilution in net tangible book value of US$2.16 per ordinary share, and US$8.64 per ADS, to new investors in this offering. The following table illustrates such dilution:

	Per ordinary share	Per ADS
Assumed initial public offering price per ordinary share	2.75	11.00
Pro forma net tangible book value per ordinary share after giving effect to (i) the conversion of all of our issued and outstanding Class A-1 ordinary shares and Class A-2 ordinary shares into Class A ordinary shares, in each case on a one-for-one basis, and (ii) the conversion of Series A preferred shares into Class A ordinary shares on an average basis of 1-for-1.03, which is based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus	0.33	1.32
Pro forma as adjusted net tangible book value per ordinary share after giving effect to (i) the conversion of all of our issued and outstanding Class A-1 ordinary shares and Class A-2 ordinary shares into Class A ordinary shares, in each case on a one-for-one basis, (ii) the conversion of Series A preferred shares into Class A ordinary shares on an average basis of 1-for-1.03, which is based on the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and (iii) the issuance of ordinary shares in the form of ADSs in this offering	0.59	2.36
Increase in net tangible book value per share attributable to new investors	0.26	1.04
Dilution in net tangible book value per ordinary share to new investors in the offering	2.16	8.64

The following table summarizes, on an as adjusted basis, the number of ordinary shares purchased from us as of June 30, 2019, the total consideration paid to us and the average price per ordinary share/ADS paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the assumed initial public offering price of US$11.00 per ADS before deducting underwriting discounts and commissions and other estimated offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share Equivalent	Average Price per ADS
	Number	Percentage	Amount	Percentage
			(US$ million)		US$	US$
Existing shareholders	119,199,318	87.2%	55	53.3%	0.46	1.84
New investors	17,500,000	12.8	48	46.7	2.75	11.00

Total	136,699,318	100.00%	103	100.00%	0.76	3.04

If the underwriters exercise in full their option to purchase additional shares, our existing shareholders would own approximately 85.6% and our new investors would own approximately 14.4% of the total number of our ordinary shares outstanding after this offering.

A US$1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to the offering by US$4.07 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.03 per ordinary share and US$0.12 per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.22 per ordinary share and US$0.88 per ADS, assuming no exercise by the underwriters of their over-allotment option and no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and the estimated aggregate offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.